SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Beam Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

07373V105

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07373V105	Page 2 of 10

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,959,212(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,959,212(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,959,212(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%(1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	As of the date hereof. See Item 4.
(2)

Based on 68,135,798 shares of the Issuer’s common stock outstanding as of November 1, 2021, as set forth in the Issuer’s (as defined herein) quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2021.

CUSIP No. 07373V105	Page 3 of 10

1	NAMES OF REPORTING PERSONS Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,856,468(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,856,468(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,856,468(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%(1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	As of the date hereof. See Item 4.
(2)	Based on 68,135,798 shares of the Issuer’s common stock outstanding as of November 1, 2021, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 8, 2021.

CUSIP No. 07373V105	Page 4 of 10

1	NAMES OF REPORTING PERSONS Temasek Life Sciences Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,856,468(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,856,468(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,856,468(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%(1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	As of the date hereof. See Item 4.
(2)	Based on 68,135,798 shares of the Issuer’s common stock outstanding as of November 1, 2021, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 8, 2021.

CUSIP No. 07373V105	Page 5 of 10

1	NAMES OF REPORTING PERSONS TLS Beta Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,354,641(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,354,641(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,354,641(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%(1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	As of the date hereof. See Item 4.
(2)	Based on 68,135,798 shares of the Issuer’s common stock outstanding as of November 1, 2021, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 8, 2021.

CUSIP No. 07373V105	Page 6 of 10

Item 1(a).	Name of Issuer:

Beam Therapeutics Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

26 Landsdowne Street, Cambridge, MA 02139

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Temasek Holdings (Private) Limited (“Temasek”);
(ii)	Fullerton Management Pte Ltd (“FMPL”);
(iii)	Temasek Life Sciences Private Limited (“TLS”); and
(iv)	TLS Beta Pte. Ltd. (“TLS Beta”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each Reporting Person is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

Item 2(c).	Citizenship:

Each of the Reporting Persons: Republic of Singapore

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share.

Item 2(e).	CUSIP Number:

07373V105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2021 and the date hereof, TLS Beta, a direct wholly-owned subsidiary of TLS, directly owned 3,354,641 shares of the Issuer’s common stock and Havelock Fund Investments Pte Ltd (“Havelock”), an indirect wholly-owned subsidiary of Temasek, directly owned 102,744 shares of the Issuer’s common stock. As of the date hereof, V-Sciences Investments Pte Ltd (“V-Sciences”), a direct wholly-owned subsidiary of TLS, directly owns 501,827 shares of the Issuer’s common stock.

Each of TLS Beta and V-Sciences is a wholly-owned subsidiary of TLS, which in turn is a wholly-owned subsidiary of FMPL, which in turn is a wholly-owned subsidiary of Temasek. Each of TLS and FMPL, through the ownership described herein, may be deemed to beneficially own the shares of the Issuer’s common stock directly owned by TLS Beta and V-Sciences.

Temasek, through the ownership described herein, may be deemed to beneficially own the shares of the Issuer’s common stock directly owned by TLS Beta, V-Sciences and Havelock.

Accordingly, (1) as of December 31, 2021, each of TLS and FMPL may be deemed to beneficially own 3,354,641 shares of the Issuer’s common stock owned by TLS Beta, and Temasek may be deemed to beneficially own in aggregate 3,457,385 shares of the Issuer’s common stock owned by TLS and Havelock collectively, and (2) as of the date hereof, each of TLS and FMPL may be deemed to beneficially own in aggregate 3,856,468 shares of the Issuer’s common stock owned by TLS Beta and V-Sciences collectively, and Temasek may be deemed to beneficially own in aggregate 3,959,212 shares of the Issuer’s common stock owned by TLS Beta, V-Sciences and Havelock collectively.

CUSIP No. 07373V105	Page 7 of 10

(b)	Percent of class:

As of December 31, 2021:

Temasek: 5.1%

FMPL, TLS and TLS Beta: 4.9%

As of the date hereof:

Temasek: 5.8%

FMPL and TLS: 5.7%

TLS Beta: 4.9%

The percentages above are based on 68,135,798 shares of the Issuer’s common stock outstanding as of November 1, 2021, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 8, 2021.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the shares of the Issuer’s common stock, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i)	Sole power to vote or to direct the vote:

0.

(ii)	Shared power to vote or to direct the vote:

As of December 31, 2021:

Temasek: 3,457,385

FMPL, TLS and TLS Beta: 3,354,641

As of the date hereof:

Temasek: 3,959,212

FMPL and TLS: 3,856,468

TLS Beta: 3,354,641

(iii)	Sole power to dispose or to direct the disposition of:

0.

(iv)	Shared power to dispose or to direct the disposition of:

As of December 31, 2021:

Temasek: 3,457,385

FMPL, TLS and TLS Beta: 3,354,641

As of the date hereof:

Temasek: 3,959,212

FMPL and TLS: 3,856,468

TLS Beta: 3,354,641

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

As of the date hereof, TLS Beta is not the beneficial owner of more than 5 percent of the Issuer’s common stock.

CUSIP No. 07373V105	Page 8 of 10

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 07373V105	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Jason Norman Lee
		Name	:	Jason Norman Lee
		Title	:	Authorized Signatory

Dated: February 14, 2022	FULLERTON MANAGEMENT PTE LTD

	By:	/s/ Gregory Tan
		Name	:	Gregory Tan
		Title	:	Director

Dated: February 14, 2022	TEMASEK LIFE SCIENCES PRIVATE LIMITED

	By:	/s/ Lim Siew Lee Sherlyn
		Name	:	Lim Siew Lee Sherlyn
		Title	:	Director

Dated: February 14, 2022	TLS BETA PTE. LTD.

	By:	/s/ Zahedah Abdul Rashid
		Name	:	Zahedah Abdul Rashid
		Title	:	Director

CUSIP No. 07373V105	Page 10 of 10

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 5, 2021, by and among Temasek, FMPL, TLS and TLS Beta (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 5, 2021).